May 10, 2017

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Dorrie Yale

Re:	ARCA biopharma, Inc. Registration Statement on Form S-3 File No. 333-217459

Ladies and Gentlemen:

Reference is made to our letter, filed as correspondence with the U.S. Securities and Exchange Commission via EDGAR on May 8, 2017, in which we requested the acceleration of the effective date of the above-referenced Registration Statement on Form S-3 (File No. 333-217459) to Wednesday, May 10, 2017, at 4:00 p.m., Eastern Daylight Time, in accordance with Rule 461 under the Securities Act of 1933, as amended. We are no longer requesting that such Registration Statement be declared effective at this time and we hereby formally withdraw our request for acceleration of the effective date thereof.

Very truly yours, ARCA biopharma, Inc.

By:	/s/ Brian L. Selby
Brian L. Selby Vice President, Finance

cc: Brent Fassett, Cooley LLP